UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify, together with TELEFÓNICA, S.A. (TELEFÓNICA), the following:

RELEVANT EVENT

In February 2000, the two companies reached a Framework Agreement for the joint development of a number of projects related to the new technological developments, of which the market was informed at that time.

It was then also agreed that a representative of TELEFÓNICA would join the
Board of Directors of BBVA, and this was executed accordingly.

Once the agreed projects have been implemented as suggested by the course of business in each case, both companies consider that, at present, the factors which justified the presence of a representative of TELEFÓNICA on the Board of
Directors of BBVA no longer apply, and the latter will therefore shortly cease to form part of that Board.

BBVA holds a significant stake in the share capital of TELEFÓNICA, and has two proprietory Directors on the Board of Directors of such company; this situation will persist in accordance with BBVA´s shareholding in TELEFÓNICA.
On the other hand, TELEFÓNICA retains its current holding in the share capital of BBVA.

To whom it may concern for the purposes of notification to the Market.

Madrid, October 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/13/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA